UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

December 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 6

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,669,973
	9	Sole dispositive power 0
	10	Shared dispositive power 52,669,973
11	Aggregate amount beneficially owned by each reporting person 52,669,973
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.52%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 2 of 6

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,669,973
	9	Sole dispositive power 0
	10	Shared dispositive power 52,669,973
11	Aggregate amount beneficially owned by each reporting person 52,669,973
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.52%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 6

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,599,313
	9	Sole dispositive power 0
	10	Shared dispositive power 52,599,313
11	Aggregate amount beneficially owned by each reporting person 52,599,313
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.47%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 4 of 6

Explanatory Note

This Amendment No. 9 to the statement on Schedule 13D (“Amendment No. 9”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”),

•	Amendment No. 7 filed on August 22, 2018 (“Amendment No. 7”), and

•	Amendment No. 8 filed on November 9, 2018 (“Amendment No. 8”).

Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 9, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 8, as appropriate.

Amendment No. 9 discloses only information that has changed since the filing of Amendment No. 8, and amends and supplements disclosure under Item 6 contained in the Statement, and amends and restates Item 5 of the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The percentages used herein are based on 133,275,521 outstanding Ordinary Shares as of September 30, 2018, as reported in the Form 6-K filed on November 11, 2018.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 52,669,973 Shares, consisting of (i) 44,800,245 ordinary shares and 1,949,767 ADSs, representing 7,799,068 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 32,500 ordinary shares held by Baohong Yin; and (iii) 38,160 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu and vice versa. Such Shares represented approximately 39.52% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CST may be deemed to have beneficial ownership of an aggregate of 52,599,313 Shares, consisting of 44,800,245 ordinary shares and 1,949,767 ADSs, representing 7,799,068 ordinary shares. Such Shares represent approximately 39.47% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 52,669,973 Shares.

CUSIP No. 16944W104	13D/A	Page 5 of 6

CST may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 52,599,313 Shares.

(c) CST has utilized part of the loan described in Item 3 of Amendment No. 6 to purchase the following ADSs:

Date	No. of ADSs	Per Stock Price (USD)	Net Amount (USD)
12/26/2018	3,439	6.3798	22,187.46
12/21/2018	7,772	6.9600	54,654.62
12/20/2018	8,189	7.0073	57,880.99
12/19/2018	9,805	7.0846	70,157.35
12/18/2018	9,805	6.9030	68,376.77
12/14/2018	6,515	7.2581	47,738.70
12/13/2018	5,800	7.1962	42,119.01
12/12/2018	7,291	7.2948	53,703.26
12/11/2018	7,309	7.4431	54,919.75
12/10/2018	1,900	7.3684	14,139.46
12/07/2018	2,754	7.3746	20,536.47
12/06/2018	2,754	7.7124	21,596.91
12/04/2018	2,754	7.7665	21,732.31
12/03/2018	3,300	7.8233	26,087.39
11/30/2018	2,754	7.8351	21,929.62
11/29/2018	2,619	7.2632	19,337.93
11/28/2018	2,701	7.8000	21,416.66
11/27/2018	2,088	7.8083	16,456.39
11/23/2018	2,882	7.8038	22,698.79
11/21/2018	2,882	7.8742	22,901.68
11/20/2018	2,870	7.7362	22,410.29
11/19/2018	2,525	7.8309	19,956.27
11/19/2018	3,766	7.7995	29,643.04
11/15/2018	6,400	7.8828	50,904.42
11/14/2018	2,000	7.8900	15,926.50
11/13/2018	3,753	7.8985	29,912.28
11/12/2018	3,077	7.4440	23,127.08
11/09/2018	4,819	7.2994	35,519.64
11/08/2018	5,908	7.3576	43,888.76

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“On December 18, 2018, Zhengdong Zhu repaid the outstanding amount under the Investment Agreement dated November 21, 2016 by and between Zhengdong Zhu, Zhengbao Investment, and other parties thereto, described in Item 6 of Amendment No. 4, by using the proceeds of the loan received from Alpha pursuant to the Loan Agreement dated June 19, 2018 by and between CST, Zhengdong Zhu, Baohong Yin, and Alpha, described in Items 3 and 6 of Amendment No. 6, and amended by the Supplemental Agreement to the Loan Agreement dated November 8, 2018 and described in Item 6 of Amendment No. 8.

As a result of the satisfaction of the payment obligations under the Investment Agreement, Spring Limited will release a total of 18,096,800 Ordinary Shares charged to it by CST, comprised of the 9,396,800 Ordinary Shares charged to it by CST on November 21, 2016 pursuant to the Share Charge dated November 21, 2016 between CST and Spring Limited described in Item 6 of Amendment No. 4 and a further 8,700,000 Ordinary Shares charged to Spring Limited by CST pursuant to the terms of the Share Charge in June of this year. CST will re-pledge 10,000,000 Ordinary Shares released by Spring Limited in favor of Alpha.”

CUSIP No. 16944W104	13D/A	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2018

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director